July 12, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. George Lovato, Jr.
President and Chief Executive Officer
303 San Mateo NE, Suite 104A
Albuquerque, New Mexico 87108

Re:	Americana Publishing, Inc.
      Form SB-2 Filed May 9, 2005
      Form 10-KSB for the year ended December 31, 2004
	Commission file #: 000-25783

Dear Mr. Lovato:

We have reviewed the above referenced filing and have the following comments. Please file an amended Form 10-KSB and Form SB-2 in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form SB-2 filed May 9, 2005
Form 10-KSB for the year ended December 31, 2004

General

1. Please ensure that you have incorporated our previous comments into your financial statements and disclosures included in your Form
SB-2 filed May 9, 2005 and into your Annual Report on Form 10-KSB for the year ended December 31, 2004 and subsequent Quarterly Reports on
Form 10-QSB. This would include our comments relating to convertible debt, obligations in default, going concern, and subsequent events, among others. In this regard, please address the following:

Your disclosures in Note 6 indicate that all convertible debt was converted to common stock during 2004 but your balance sheet lists $114,000 of convertible debt outstanding to related parties and $257,300 of "June Convertible Debt. Revise to disclose the terms of the convertible debt outstanding at December 31, 2004 as reflected in your balance sheet and explain how the conversion terms were determined. Also, please indicate whether the debt provided for a beneficial conversion feature, and if so explain how the accounting treatment used complied with EITF 98-5 and EITF 00-27. Furthermore, the debt converted as disclosed in Note 6 of $387,500 does not agree to the debt converted to equity as reflected in your statement of shareholders` deficit of $332,916. Please reconcile and revise these disclosures. Also, revise Note 6 to indicate that the beneficial conversion feature was recognized in 2001 not 2004.

Tell us and clarify in your financial statements whether the convertible notes that were converted into common shares during 2004 and 2005 were converted in accordance with their original terms or pursuant to induced conversions which should be accounted for in accordance with SFAS No.84. If the conversions not made in accordance with the original terms, please explain how the revised conversion prices were determined, explain how they compared to the fair value of your shares at the date the revised conversion terms were agreed to and explain why you believe your accounting treatment for the conversions was appropriate.

The events disclosed in Note 11 do not appear to be "subsequent events" and should be included in audited notes to your financial statements. Please revise.

Independent Auditor`s Report

2. We note that the independent auditor`s report included in the Form
10-KSB for the year ended December 31, 2004 and the Form SB-2 filed on May 9, 2005 covers only the year ended December 31, 2004. Because your financial statements include both 2003 and 2004, you must include an auditors report that also covers the year ended December
31, 2003. Please revise both filings to include audit reports covering both 2003 and 2004.

Notes to Financial Statements

Note 4.  Property Plant & Equipment

3. We note that a significant amount of your property and equipment consists of audio production costs. Please revise your disclosure to explain the nature of these costs as well as the method of amortization. Also tell us how you ensure that the asset balance is realizable and is not impaired. Additionally, in light of the significance of property and equipment to your total assets please tell us and include a disclosure as to how and when you analyze these assets for impairment. Consider the requirements in SFAS 144.

Registration Statement on Form SB-2
Liquidity and Capital Resources

4. Disclose how you will value and account for the warrants to acquire 375,000 shares of common stock at a price of $.001 per common share that were issued to Montgomery Equity Partners Ltd. in connection with their issuance of a note for $820,000. If no value was assigned to the warrants, please explain why.

5. Disclose in the notes to your financial statements and MD&A how you valued and accounted for the shares of restricted common stock that were issued to Newbridge Securities and Cornell Capital
Partners
during the first quarter of 2005.

Coreflix, page 24

6. Revise your financial statements to include all of the disclosures required by SFAS No.141 with respect to the acquisition of Coreflix or explain in detail why you do not believe these disclosures are required. Also, explain in the notes how you valued the shares issued in connection with this transaction.

Warrants, page 35

7. Disclose in your financial statements the nature and terms of the transaction in which the Company issued warrants to acquire 13,896,060 shares of common stock at an exercise price of $.001 per share on April 1, 2005. As part of your revised disclose, explain how the warrants were valued and accounted for in your financial statements.


Other

8. Provide a currently dated consent of the independent accountant in any future amendments to your Form SB-2 registration statement.

9. Please update the financial statements and related disclosures included in your Form SB-2 registration statement in accordance with
Item 310(g) of Regulation S-B.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-551-3301 or me at 202-551-3813 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
??

??

??

??

Mr. George Lovato, Jr.
Americana Publishing, Inc.
July 12, 2005
Page 1